SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2017

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                     Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                      No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to changes in accounting estimates, dated December 15, 2017.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: December 15, 2017	By:	/s/ Yang Jie
Name: Yang Jie
Title: Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

CHANGES IN ACCOUNTING ESTIMATES

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) hereby announces that, in order to ensure that the accounting depreciable lives of fixed assets are in better alignment with their actual usage conditions, the Company resolved to change the accounting depreciable lives of certain fixed assets (including IPTV equipment, CDN equipment and corporate information system equipment) from 10 years to 5 years in accordance with the actual conditions. The above changes have been implemented with effect from 1 October 2017.

1.	Overview of Changes in Accounting Estimates

Since the proposed implementation of Transformation 3.0 strategy from June 2016, the Company has proactively devoted to promote network intelligentisation and has introduced new technologies such as SDN, NFV and cloud, expediting the construction of the new generation network. To create state-of-the-art network experience and enhance market competitiveness, the Company resolved to accelerate the upgrade and replacement of IPTV equipment, CDN equipment and corporate information system equipment in order to promote the long-term sustainable development of the Company. Therefore, it is expected that the actual useful lives of the above fixed assets will be different from the original estimated depreciable lives. After conducting a review on the useful lives of the fixed assets of the Company, in order to more accurately reflect the useful lives of the fixed assets of the Company and to ensure that the fixed assets and their related depreciation expenses more appropriately reflect the Company’s actual usage conditions, the Company resolved to change the accounting estimates of the depreciable lives of certain fixed assets. The accounting depreciable lives of IPTV equipment, CDN equipment and corporate information system equipment have been changed from 10 years to 5 years.

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2.    Particulars of Changes in Accounting Estimates

The Company changed the depreciable lives of certain fixed assets, particulars of which are as follow:

Category of fixed assets	Depreciable lives before the changes	Depreciable lives after the changes

IPTV equipment, CDN equipment and corporate information system equipment	10 years	5 years

3.    Expected Financial Impact of Changes in Accounting Estimates on the Company

The above changes have been implemented with effect from 1 October 2017. The changes in depreciable lives of certain fixed assets are considered as changes in accounting estimates and are to be accounted for prospectively without retrospective adjustment. Therefore, such changes will not have any impact on the Group’s financial statements for previous years. Based on the existing information, in accordance with the calculations under International Financial Reporting Standards, the above changes in accounting estimates are expected to increase the depreciation expenses of the Group for the year ending 31 December 2017 by approximately RMB4,000 million, which are also expected to affect the net profit of the Group for the year ending 31 December 2017. The Company’s international auditor, Deloitte Touche Tohmatsu, will perform audit for the consolidated financial statements of the Group for year 2017 which include these changes in accounting estimates when it performs financial audit for year 2017.

The expected impact on the depreciation and profit arising from the above changes in accounting estimates is only a preliminary assessment by the Company based on the information currently available, which has not been audited by the Company’s international auditor.

4.    Board’s Opinion

Taking into consideration the opinion of the audit committee of the Company, the Board is of the view that the changes in accounting estimates are in compliance with applicable laws and regulations. The changes in accounting estimates are able to more accurately reflect the useful lives and actual usage conditions of the fixed assets of the Company. Meanwhile, it is in compliance with relevant regulations of International Financial Reporting Standards and in the interests of the Company and its shareholders as a whole.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Telecom Corporation Limited Yang Jie Chairman and Chief Executive Officer

Beijing, China, 15 December 2017

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FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Liu Aili (as the president and chief operating officer); Mr. Ke Ruiwen, Mr. Sun Kangmin, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).

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